FOURTH AMENDMENT TO

ASSET PURCHASE AGREEMENT

This Fourth Amendment to Asset Purchase Agreement (this “Amendment”), is dated as of May 30, 2006, by and between CENTURY REALTY TRUST, BEECH GROVE APARTMENTS, L.P., CENTURY REALTY PROPERTIES, L.P., HAMPTON COURT APARTMENTS, L.P., CHARTER OAKS ASSOCIATES, LLC, SHEFFIELD SQUARE APARTMENTS, L.P., BARCELONA APARTMENTS, L.P., and WEST WIND TERRACE APARTMENTS, L.P. (collectively, “Seller”) and BUCKINGHAM PROPERTIES, INC. (“Purchaser”).

RECITALS:

A.

Seller and Purchaser entered into that certain Asset Purchase Agreement, dated as of March 17, 2006 (as heretofore amended, the “Agreement”), with respect to the purchase and sale of several apartment communities and commercial buildings located in the State of Indiana.

B.

Seller and Purchaser now desire to further amend the Agreement as more particularly set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties agree as follows:

1.

Purchase Price.  The "Purchase Price" (as defined in the Agreement) is hereby reduced to Fifty-Eight Million One Hundred Thousand Dollars ($58,100,000).

2.

Carmel Industrial Property.  The Property referred to in the Agreement as the "Carmel Industrial Property" shall not be a part of the purchase and sale contemplated by the Agreement.  All references and information related to the Carmel Industrial Property in Exhibit A, Exhibit B and Schedule 1 of the Agreement are hereby deleted and such Exhibits and Schedules are hereby modified accordingly to account for such deletions.

3.

Eagle Creek Allocation.  The Purchase Price allocation for Eagle Creek Apartments set forth on each of Exhibit A and Exhibit B shall be amended to read $8,200,000 in place of $8,550,000.

4.

No Other Changes.  Except as modified by this Amendment, the Agreement shall remain in full force and effect. If there is a conflict between the terms of this Amendment and the terms of the Agreement, then the terms of this Amendment shall govern.

5.

Execution in Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall constitute one agreement.  To facilitate delivery of this agreement, the parties may deliver and exchange counterparts of this Amendment by telephone facsimile or by e-mail, with the same force and effect as an original.

[Signatures Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Fourth Amendment to Asset Purchase Agreement as of the day and year first written above.

PURCHASER: Buckingham Properties, Inc. By: /s/Bradley B. Chambers Bradley B. Chambers, President
SELLER: Century Realty Trust By: /s/John I. Bradshaw, Jr. John I. Bradshaw, Jr. President and Chief Executive Officer	Beech Grove Apartments, L.P. By CR Management, Inc., G.P. By: /s/John I. Bradshaw, Jr. John I. Bradshaw, Jr. President
Century Realty Properties, L.P. By: Century Realty Trust, G.P. By: /s/John I. Bradshaw, Jr. John I. Bradshaw, Jr. President	Hampton Court Apartments, L.P. By: CR Management, Inc., G.P. By: /s/John I. Bradshaw, Jr. John I. Bradshaw, Jr. President
Charter Oaks Associates, LLC By: Century Realty Trust Managing Member By: /s/John I. Bradshaw, Jr. John I. Bradshaw, Jr. President	Sheffield Square Apartments, L.P. By: CR Management, Inc., G.P. By: /s/John I. Bradshaw, Jr. John I. Bradshaw, Jr. President
Barcelona Apartments, L.P. By: CR Management, Inc., G.P. By: /s/John I. Bradshaw, Jr. John I Bradshaw, Jr. President	West Wind Terrace Apartments, L.P. By: CR Management, Inc., G.P. By: /s/John I. Bradshaw, Jr. John I. Bradshaw, Jr. President